Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 3 DATED DECEMBER 16, 2021
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose the transaction price for each class of our common stock as of January 1, 2022;
•to disclose the calculation of our November 30, 2021 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our current public offering (the "Offering").
Portfolio Updates for the Month Ending November 30, 2021

NAV per share increased month-over-month primarily due to valuation increases across our multifamily properties, a sector that continues to see strong market fundamentals. As of November 30, 2021, our portfolio consisted of 86% real estate equity, 10% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (51%), office (41%) and logistics (8%). The company’s leverage ratio was 50%.

On November 2, 2021, upon completion of the Adviser Transition, we acquired interests in three properties from affiliates of Brookfield:

•The Burnham is a 328-unit mid-rise apartment building located in Downtown Nashville’s South of Broadway neighborhood featuring various resort-style amenities. The property is 92% occupied and benefits from positive demand drivers including the influx of relocating corporate headquarters in a high-growth market.

•Domain is a 324-unit garden-style apartment complex located in Orlando, FL, minutes from local attractions and featuring high-quality amenities. The property is 97% occupied and benefits from a strong local employment base and steady stream of rental demand.

•A 20% interest in a joint venture that owns Principal Place, a 643,000 square foot, Class A trophy office building uniquely located in the lively Shoreditch area of London, UK, a neighborhood benefiting from the continued demand by the technology, creative and media industries. The property is 100% occupied by a single tenant, Amazon Inc.

During the month of November, we also completed the acquisition of more than 500,000 square feet of logistics properties through three individual transactions. Located in prime in-fill markets across the U.S., these facilities were acquired for an aggregate purchase price of $71 million:

•6123-6227 Monroe Court is a 208,000 square foot property in the Chicago submarket of Morton Grove, Illinois, and is fully leased to five tenants with more than six years of weighted-average lease term.

•8400 Westphalia Road is a 100,000 square foot property in the Washington, DC submarket of Upper Marlboro, Maryland, and is fully leased to two tenants with more than six years of weighted-average lease term.

•McLane Distribution Center is a 211,000 square foot property in Lakeland, Florida, situated between Tampa and Orlando and is fully leased to a single tenant with over 10 years of remaining lease term.

We believe the logistics sector continues to experience strong demand and offers a unique opportunity for us to acquire high-quality assets and expand the portfolio into growing markets.
January 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2022 (and repurchases as of December 31, 2021) is as follows:

Transaction Price (per share)
Class S	$12.2120
Class I	$12.3099
Class T	$12.3099
Class D	$12.3099

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2021. A detailed calculation of the NAV per share is set forth below.

As of November 30, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of November 30, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
November 30, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at 833-625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2021:

Components of NAV	November 30, 2021
Investments in real properties	$661,079,192
Investments in real estate-related loans and securities	63,141,724
Investments in unconsolidated entities	133,568,613
Cash and cash equivalents	37,924,366
Restricted cash	10,213,544
Other assets	19,293,809
Debt obligations	(408,560,618)
Accrued performance fee(1)	(6,471,038)
Accrued stockholder servicing fees(2)	(161,123)
Management fee payable	(560,273)
Dividend payable	(1,878,890)
Subscriptions received in advance	(2,348,079)
Other liabilities	(11,956,291)
Non-controlling interests in joint ventures	(15,199,064)
Net asset value	$478,085,872
Number of shares/units outstanding	38,951,161

(1)	Represents the (i) the performance fee accrued for the period from January 1, 2021 to and including November 2, 2021 payable to the Sub-Adviser in its capacity as our previous external adviser, and (ii) the accrued distributions on the Special Limited Partner’s performance participation interest in the Operating Partnership for the period from November 3, 2021 to and including November 30, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principals generally accepted in the United States of America ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2021, we have accrued under GAAP approximately $14.4 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2021:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$245,820,971	$35,764,236	$17,692,417	$25,813,168	$—	$—	$152,995,080	$478,085,872
Number of shares/units outstanding	20,129,484	2,905,321	1,446,968	2,088,834	—	—	12,380,554	38,951,161
NAV Per Share/Unit as of November 30, 2021	$12.2120	$12.3099	$12.2272	$12.3577	$—	$—	$12.3577

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other Operating Partnership interests held by parties other than the Company.

As of November 30, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.0%
Office	7.7%	6.6%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	2.0%	1.9%
(weighted average)	0.25% increase	(2.0)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	3.4%	2.6%
(weighted average)	0.25% increase	(3.1)%	(2.4)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2021:

Components of NAV	October 31, 2021
Investments in real properties	$477,970,550
Investments in real estate-related securities	92,554,068
Cash and cash equivalents	24,356,980
Restricted cash	4,830,980
Other assets	6,045,227
Debt obligations	(282,881,384)
Accrued performance fee(1)	(5,163,958)
Accrued stockholder servicing fees(2)	(164,795)
Management fee payable	(484,751)
Dividend payable	(980,492)
Subscriptions received in advance	—
Other liabilities	(6,863,786)
Non-controlling interests in joint ventures	(22,329,570)
Net asset value	$286,889,069
Number of shares outstanding	24,115,726

(1)	Represents the performance fee for the period ended October 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principals generally accepted in the United States of America ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of October 31, 2021, we have accrued under GAAP approximately $14.5 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share by share class as of October 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$236,102,805	$33,932,629	$16,853,635	$—	$—	$286,889,069
Number of shares outstanding	19,866,735	2,832,606	1,416,385	—	—	24,115,726
NAV per share as of October 31, 2021	$11.8843	$11.9793	$11.8990	$—	$—

As of October 31, 2021, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 20,511 shares of our common stock (consisting of 98 Class S shares; 20,413 Class I shares, no Class T or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $245,732 and (ii) 101,318 shares of our common stock (consisting of 92,088 Class S shares and 9,230 Class I shares; no Class T or D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $1,204,625. We intend to continue selling shares in the Offering on a monthly basis.

Our initial public offering terminated on November 2, 2021, at which time we had issued and sold in such initial public offering (i) 21,309,998 shares of our common stock, net of repurchases, (consisting of 19,560,817 Class S shares and 1,749,181 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total net proceeds of $220,614,357 and (ii) 581,248 shares of our common stock (consisting of 546,130 Class S shares and 35,118 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $6,138,260.